Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Ringo Ng	Haris Tajyar
CFO	Managing Partner
Ph: 011-852-2764-3622	Ph: 818-382-9702
ringong@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
NOVEMBER 13, 2006
LJ INTERNATIONAL REPORTS RECORD REVENUE AND
NET INCOME IN THIRD QUARTER
COMPANY’S ENZO RETAIL UNIT NEARS BREAK-EVEN ON
OPERATING BASIS; PER SQUARE FOOT SALES CONTINUE RAMPING-UP
HONG KONG and LOS ANGELES, November 13, 2006 — LJ International Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported financial results for the third quarter and nine months ended September 30, 2006.
Highlights:
•	Third quarter 2006 revenues were up 25% year-over-year to $33.2 million, the highest quarterly figure in the Company’s history.

•	Third quarter net income was $2.13 million, also a Company record.

•	Revenues of the ENZO retail division reached $3.4 million in the third quarter, up 27% sequentially from the second quarter.

•	ENZO nears an operating profit, reducing its loss to $40,000.

•	EPS for the third quarter was up 20% to $0.12.

•	For the first nine months of 2006, EPS was up 21% to $0.17.

•	ENZO sales per square foot for the third-quarter rose 35.5% year-over-year.

•	Company projects revenue of $33 million — $37 million in fourth quarter and $115 million — $120 million in full year, with EPS of $0.04 — $0.11 for the fourth quarter and $0.22 — $0.28 for the year.

Yu Chuan Yih, LJI Chairman and CEO, commented, “This quarter was particularly significant as it brought ENZO closer to its first operating profit. ENZO’s growth trends are now ahead of schedule in progressing toward profitability, and its high gross margins are now having a substantial impact on LJI’s overall corporate performance. As ENZO’s contribution to LJI’s revenues cross the 10% mark, it is worth noting that the core wholesale business also continues to grow more than 20% a year. Its share of overall revenue is decreasing, but only because ENZO – now with more than 40 stores in operation as of today — is growing so rapidly.”
LJI Reports Record Third Quarter Revenues
Revenues for the third quarter ended September 30, 2006 totaled $33.23 million, up 25% from $26.54 million in the third quarter of 2005. Revenues for the Company’s core wholesale business totaled $29.83 million in the third quarter of 2006, while revenues at the ENZO chain of retail outlets in China, Hong Kong and Macau totaled $3.40 million, or nearly 10.2% of total revenues. On a sequential basis, ENZO revenues were up 26% from the $2.69 million in the second quarter of 2006. Year-over-year, ENZO revenues in the latest quarter were up 447% from $622,000 in the third quarter of 2005, while quarterly wholesale revenues were up 15%.
For the first nine months of 2006, revenues totaled $83.33 million, up 32.1% from $63.06 million in the first nine months of 2005. Core wholesale revenues were $75.49 million, while ENZO revenues totaled $7.84 million, or 9.4% of total revenues. Nine-month wholesale revenues in 2006 were up 22.5% over revenues in the same category in the first nine months of 2005. Nine-month ENZO revenues in 2006 were up 445.3% from the first nine months of 2005.
Company Achieves Record Net Income
Net income for the third quarter ended September 30, 2006 was a Company record $2.13 million, or $0.12 per diluted share, compared to $1.45 million, or $0.10 per diluted share, in the third quarter of 2005. Net income and EPS in the third quarter of 2006 was in line with earlier guidance. Excluding start-up costs of the ENZO division, net income in the third quarter of 2006 was $2.33 million, or $0.13 per diluted share.
For the first nine months of 2006, net income totaled $3.08 million, or $0.17 per diluted share, up 21.4% from $2.00 million, or $0.14 per diluted share, in the first nine months of 2005. Excluding ENZO start-up costs, net income for the first nine months of 2006 was $4.16 million, or $0.23 per diluted share.
ENZO Per Square Foot Sales Continue Double-Digit Growth Trend
ENZO’s sharp increase in revenues was due primarily to the opening of new stores. However, sales on a per square foot basis also increased in the third quarter of 2006, up 35.5% to $546 from $403 in the third quarter of 2005. Average sales per square foot as of

September 2006 totaled $960, the highest monthly average since its launch two years ago.
ENZO Nears Operating Profit
During the third quarter of 2006, the ENZO division continued to pare its operating losses. The third-quarter loss of $40,000 was down from an operating loss of $209,000 in the second quarter and is on-track towards achieving profitability in the fourth quarter.
ENZO’s higher gross margins (54.4% in the third quarter of 2006, compared to 24.8% in the core wholesale business) continued to drive overall Company margins higher. Gross margin for LJI as a whole was 27.9% in the third quarter of 2006, up from 22.9% a year earlier. For the first nine months, gross margin was 26.8% compared to 22.7% in the first nine months of 2005.
Strong Balance Sheet with Virtually Zero Long-Term Debt
On the balance sheet, LJI’s cash and cash equivalents on September 30, 2006 stood at $8.18 million, compared to $4.80 million on December 31, 2005. The Company had $305,000 in non-current debt.
Company Projects Record Fourth Quarter Performance
LJI today also announced that it expects revenues in the fourth quarter ending December 31, 2006 to range between $33 million — $37 million — another record for the Company – with full year revenues between $115 million — $120 million. The projected full year 2006 revenues would represent a minimum 23% — 26% increase above revenues for fiscal year 2005. Fourth quarter 2006 net income is projected to reach $0.7 million — $2.1 million, or $0.04 — $0.11 per diluted share, compared to $1.4 million, or $0.09 per diluted share, in the fourth quarter of 2005. The Company projects full-year 2006 net income between $4 million — $6 million, or $0.20 — $0.28 per diluted share, compared to $3.4 million, or $0.24 per diluted share, in 2005.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
	US$	US$	US$	US$
Operating revenue	33,232	26,543	83,333	63,056
Costs of goods sold	(23,974)	(20,471)	(60,975)	(48,714)

Gross profit	9,258	6,072	22,358	14,342

Selling, general and administrative expenses	(6,566)	(4,011)	(17,470)	(11,566)

Operating income	2,692	2,061	4,888	2,776

Other revenue and expense
Other revenues	564	85	910	193
Share of results of investment securities	—	—	—	215
Interest expenses	(904)	(551)	(2,308)	(1,277)

Income before income taxes, minority interest and extraordinary gain	2,352	1,595	3,490	1,907
Income taxes	(207)	(141)	(383)	(291)

Income before minority interest and extraordinary gain	2,145	1,454	3,107	1,616
Minority interest	(16)	(8)	(26)	(11)

Income before extraordinary gain	2,129	1,446	3,081	1,605
Extraordinary gain in negative goodwill	—	—	—	393

Net income	2,129	1,446	3,081	1,998

Numerator:
Net income used in computing basic and diluted earnings per share	2,129	1,446	3,081	1,998

Denominator:
Weighted average number of shares used in calculating basic earnings per share	17,460,382	13,402,006	16,860,066	13,134,863
Effect of dilutive potential ordinary shares:
Warrants and stock options	898,148	775,044	922,834	691,587

Weighted average number of shares used in calculating diluted earnings per share	18,358,530	14,177,050	17,782,900	13,826,450

Earnings per share:
Basic	0.12	0.11	0.18	0.15
Diluted	0.12	0.10	0.17	0.14

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2006	2005
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	8,182	4,796
Restricted cash	5,904	5,839
Trade receivables, net of allowance for doubtful accounts	30,776	24,960
Derivatives	2,079	2,034
Investment in capital guaranteed fund	2,496	2,496
Inventories	66,226	55,941
Prepayments and other current assets	4,144	2,538

Total current assets	119,807	98,604
Properties held for lease, net	1,360	1,400
Property, plant and equipment, net	6,839	6,221
Due from related parties	21	484
Goodwill, net	1,521	1,521

Total assets	129,548	108,230

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,450	2,028
Notes payable	4,878	3,079
Capitalized lease obligation, current portion	75	20
Letters of credit, gold and other loans	35,050	32,643
Derivatives	5,052	3,567
Trade payables	15,094	12,168
Accrued expenses and other payables	7,709	7,280
Due to related parties	—	1,910
Income taxes payable	553	201
Deferred taxation	154	154

Total current liabilities	72,015	63,050
Other payables, non-current	305	43

Total liabilities	72,320	63,093

Minority interest	155	129

Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized – 100 million shares,
Issued – 18,942,871 shares as of September 30, 2006; 15,521,203 shares as of December 31, 2005	189	155
Additional paid-in capital	40,369	31,419
Accumulated other comprehensive loss	(156)	(156)
Unearned compensation	(19)	(19)
Retained earnings	16,690	13,609

Total stockholders’ equity	57,073	45,008

Total liabilities and stockholders’ equity	129,548	108,230